Mail Stop 3561
      July 29, 2005

Daniel M. Fasano, President
ONTV, Inc.
2444 Innovation Way, Bldg. 10
Rochester, NY 14624

Re:	ONTV, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed July 18, 2005
File No. 0-29249

Dear Mr. Fasano:

      We have reviewed your amended proxy statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement, page 1
1. Please disclose your response to comment 1 in our letter dated July 5, 2005, that you have no intention of going private or delisting your stock from the OTC Bulletin Board.
2. We understand that after the asset sale you will be a reporting shell company. Please confirm to us your understanding that if you have a change in the majority of directors, you will promptly file with the Commission and transmit to your shareholders an information statement in accordance with Rule 14f-1 of the Exchange Act.
3. In addition, as it appears you will be a shell company after the transaction, please be aware of recently adopted rules that may apply to you. In particular, when reporting on a Form 8-K an event that causes a shell company to cease being a shell company, it must include in that report the information that it would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10 or Form 10-SB. See SEC Release 33-8587.
Sale of Subsidiary and Related Assets, page 3
4. Please refer to comment 10 in our letter dated July 5, 2005.
As
your liabilities that will remain after the asset sale will primarily be those which are owed to Mr. Fasano for accrued but unpaid salary, please disclose that Mr. Fasano may choose to off-set this amount against the purchase price, and may not pay you any cash in exchange for substantially all your assets that he is purchasing.

Market for Common Stock, page 7
5. Your response to comment 13 in our July 5, 2005 letter indicates that your 20,000 Series A preferred stock is convertible into one share of your common stock. We presume that you meant that each preferred share is convertible into one share of common stock. Please revise your disclosure throughout your proxy statement to indicate that your Series A Preferred Stock outstanding is convertible into common stock on a one-for-one basis. Please also include like disclosure in the notes to the financial statements for the periods ending June 30, 2004 and the interim period ending March
31, 2005. You should also disclose all of the following in the notes to your financial statements, if applicable:
* terms of the shares (for example, redemption features, rights in event of default, and rights precedent to junior securities)
* dividend and liquidation preferences,
* participation rights,
* call prices and dates,
* conversion rates and pertinent dates.

		Refer to paragraph 4 of SFAS 129.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or William Choi, Accounting Branch Chief, at (202) 551-3716
if you have questions on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


cc. William T. Hart, Esq.
Hart & Trinen LLP
	Fax:  (303) 839-5414



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Daniel M. Fasano
ONTV, Inc.
July 29, 2005
Page 1